Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Wintrust Financial Corporation pertaining to the Assumption of and Amendment to the STC Bancshares Corp. 2005 Stock Incentive Plan and STC Bancshares Corp. 2016 Equity Incentive Plan pursuant to the Merger Agreement by and among Wintrust Financial Corporation, WTFC STCBC Merger Sub LLC and STC Bancshares Corp. of our reports dated February 28, 2019, with respect to the consolidated financial statements of Wintrust Financial Corporation and the effectiveness of internal control over financial reporting of Wintrust Financial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

October 7, 2019